Exhibit 99.1
YINGLI GREEN ENERGY REPORTS FIRST QUARTER 2009 RESULTS
— Q1 2009 Gross Margin Increased by 2.1% over Q4 2008 to 15.3%
BAODING, China — May 22, 2009 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading vertically integrated photovoltaic (“PV”) product manufacturers, today announced its unaudited consolidated financial results for the first quarter ended March 31, 2009.
First Quarter 2009 Consolidated Financial and Operating Highlights
•	Total net revenues were RMB 999.9 million (US$146.3 million).
•	Gross profit was RMB 152.5 million (US$22.3 million) and gross margin was 15.3%.
•	Operating income was RMB 20.4 million (US$3.0 million) and operating margin was 2.0%.
•	Net loss[1] was RMB 141.6 million (US$20.7 million) and diluted loss per ordinary share and per American depositary share (“ADS”) was RMB 1.11 (US$0.16).
•	On an adjusted non-GAAP[2] basis, net loss[1] was RMB 77.1 million (US$11.3 million) and diluted loss per ordinary share and per ADS was RMB 0.61 (US$0.09).
“Due to weakened macroeconomic conditions globally, including tighter credit for PV system project financing, worse than normal winter weather conditions in Germany and changes in the feed-in tariff policy in Spain, we experienced a tough quarter,” said Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy. “However, our continued research and development efforts and ability to renegotiate polysilicon supply contracts allowed us to expand our gross margin by 2.1% quarter-over-quarter.”
“We are pleased that PV-industry veteran Dr. Dengyuan Song joined Yingli in February as our new chief technology officer. With Dr. Song at the helm, we have seen continued enhancement of our research and development capability and operating efficiency. In addition, we recently signed a strategic cooperation agreement with a prestigious energy research center based in Europe, which we believe will help us enhance our cell efficiency rate and research and development capability. We expect that as our cell efficiency continues to improve through this project, our gross margin will expand further in the medium term.”
“We currently have access to up to RMB 6.4 billion in credit from domestic and international banks and have successfully secured additional lines of credit. We believe our healthy capital position demonstrates lenders’ confidence in our value proposition and growth potential and allows us to focus on our execution plans.”

1	Upon adoption of FASB Statement 160 (“SFAS 160”), effective January 1, 2009, net income (loss) has been relabeled and attributed between noncontrolling interests and Yingli Green Energy. For convenience purposes, all references to “net income (loss)” in this press release, unless otherwise specified, represent “net income (loss) attributable to Yingli Green Energy” for all periods presented.

2	All non-GAAP measures exclude share-based compensation, accretion of the non-cash interest expense resulting from the derivative liability bifurcated from our convertible notes issued in January 2009 and from the equity component bifurcated from our convertible notes issued in December 2007 upon the adoption of FSP APB14-1, respectively, and the subsequent change in the fair value of the derivative liability and amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), an operating subsidiary of the Company. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this earnings release.

“We believe that the first quarter marked a low point for the entire solar industry this year, Yingli Green Energy included. However, recent gradual recovery in major markets, especially in Germany, combined with encouraging government policies towards alternative energy in the United States and China, gives us reasons to remain confident in the future of the global solar market,” continued Mr. Miao.. “We have strategies in place in both developed and emerging solar markets that we expect to help us leverage our cost-competitive business model to expand market share. In Germany and other European countries, we are utilizing our existing strong sales capacity to broaden our sales channels and further diversify our customer mix. In the United States, to take advantage of increasing government support for alternative energy, we have entered into cooperation with key U.S. solar players, including an exclusive supplier framework agreement with AES Solar Energy Ltd., an affiliate of AES Corporation, for its solar projects in major PV markets. Also during the first quarter, we established our U.S. subsidiary, which will be led by Robert Petrina, our U.S. Managing Director and an eight-year solar industry veteran. Under Mr. Petrina’s direction we are taking steps towards opening sales centers on the East and West coasts of the United States. In China, exciting developments are taking place in the solar market following the government’s recently announced solar subsidy program. We first entered the Chinese domestic PV system installation market in 2002, and we believe our global experience combined with our existing capabilities and on-the-ground network in China, as well as our strong government relationships give us a unique opportunity to gain market share in the rapidly growing Chinese solar market.”
“To compliment these strategies, we recently became a member of PV CYCLE, a Brussels-based organization that promotes voluntary take-back and recycling of end-of-life PV modules. We are very proud that Yingli Green Energy is the first China-based company to join PV CYCLE; I believe that this membership speaks to our commitment to reducing the environmental impact of PV production and the development of a sustainable solar industry,” Mr. Miao continued.
“We are an industry leader in non-silicon production costs. As declining spot prices for polysilicon continue to cause an industry-wide decline in cost of polysilicon as a percentage of total costs of PV products, we aim to leverage our competitive cost structure to further drive gross margins and gain additional market share. Combined with our vertically integrated business model and low cost, high quality offerings, this gives us great confidence that Yingli Green Energy will continue to be a leader in the rapidly growing global solar market,” Mr. Miao concluded.
First Quarter 2009 Financial Results
Total Net Revenues
Total net revenues were RMB 999.9 million (US$146.3 million) in the first quarter of 2009, a decrease of 43.2% from RMB 1,761.2 million in the fourth quarter of 2008 and a decrease of 37.3% from RMB 1,595.0 million in the first quarter of 2008. The decrease from the fourth quarter of 2008 was primarily due to substantial lower shipment volume and lower average selling price, which were impacted by weaker demand resulting from difficult macroeconomic conditions globally, including tighter credit for PV system project financing, worse than normal winter weather conditions in Germany and changes in the feed-in tariff policy in Spain. Furthermore, as close to half of the Company’s PV module shipments were under contracts denominated in Euros, average selling price was also negatively impacted by the depreciation of the Euro against the Renminbi in the first quarter of 2009.
Gross Profit and Gross Margin
Gross profit in the first quarter of 2009 was RMB 152.5 million (US$22.3 million), a decrease of 34.5% from RMB 232.9 million in the fourth quarter of 2008 and a decrease of 61.1% from RMB 392.3 million in the first quarter of 2008. Gross margin was 15.3% in the first quarter of 2009, up from 13.2% in the fourth quarter of 2008 and down from 24.6% in the first quarter of 2008. The increase in gross margin from the fourth quarter of 2008 was primarily due to the decrease in unit cost of blended polysilicon in the first quarter of 2009 caused primarily by lower prices of polysilicon purchased in the spot market and under our long term polysilicon supply contracts, as well as lower polysilicon usage per watt achieved through the Company’s continued research and development efforts, which was partially offset by the decline in average selling price resulting from weakened macroeconomic conditions and the depreciation of the Euro against the Renminbi.
Operating Expenses
Operating expenses in the first quarter of 2009 were RMB 132.1 million (US$19.3 million), compared to RMB 135.1 million in the fourth quarter of 2008 and RMB 109.6 million in the first quarter of 2008. The decrease in operating expenses compared to the fourth quarter of 2008 was primarily attributable to the better control of sales and marketing related expenses, partially offset by higher research and development expenses. Operating expenses as a percentage of total net revenues increased to 13.2% in the first quarter of 2009 from 7.7% in the fourth quarter of 2008 and 6.9% in the first quarter of 2008, mainly due to the decrease in total net revenues.
Operating Income and Margin
Operating income in the first quarter of 2009 was RMB 20.4 million (US$3.0million), a decrease of 79.2% from RMB 97.8 million in the fourth quarter of 2008 and a decrease of 92.8% from RMB 282.7 million in the first quarter of 2008. Operating margin decreased to 2.0% in the first quarter of 2009 from 5.6% in the fourth quarter of 2008 and 17.7% in the first quarter of 2008.
Interest Expense
Interest expense was RMB 79.0 million (US$11.6 million) in the first quarter of 2009, compared to RMB 51.7 million3 in the fourth quarter of 2008 and RMB 37.7 million3 in the first quarter of 2008. The increase in interest expense was consistent with both the increase in long-term bank borrowings from RMB 663.0 million as of December 31, 2008 to RMB 1,172.4 million (US$171.6 million) as of March 31, 2009 and the increase in short-term borrowings from RMB 2,044.2 million as of December 31, 2008 to RMB 2,601.9 million (US$380.8 million) as of March 31, 2009. The weighted average interest rate for these borrowings in the first quarter of 2009 was 7.97%, which increased from 7.68% in the fourth quarter of 2008.

3	Our previously reported unaudited first quarter 2008 and fourth quarter 2008 financial results have been revised to reflect an increase in interest expense from RMB 48 million to RMB 52 million in the fourth quarter of 2008 and from RMB 34 million to RMB 38 million in the first quarter of 2008 due to the adoption and retroactive application of Financial Accounting Standards Board Staff Position Accounting Principles Board 14-1 (“FSP APB 14-1”), “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) ”.

Foreign Currency Exchange Loss (Gain)
Foreign currency exchange loss was RMB93.6 million (US$13.7 million) in the first quarter of 2009, compared to a foreign currency exchange gain of RMB 68.7 million in the fourth quarter of 2008 and a foreign currency exchange gain of RMB 66.3 million in the first quarter of 2008. The Euro depreciated approximately 6.5% against the Renminbi in the first quarter of 2009, compared to an approximately 3.4% depreciation of Euro against the Renminbi in the fourth quarter of 2008, which resulted in a loss upon the revaluation of accounts receivables and raw material prepayments denominated in Euro at the end of the quarter. The foreign currency exchange gain in the fourth quarter of 2008 despite of the Euro depreciation was primarily due to a substantial gain resulting from foreign currency forward contracts that was realized in the fourth quarter 2008
Income Tax Benefit
Income tax benefit was RMB 13.0 million (US$1.9 million) in the first quarter of 2009, compared to RMB 3.1 million4 in the fourth quarter of 2008 and RMB 0.7 million in the first quarter of 2008. The income tax benefit in the first quarter of 2009 was primarily the result of a deferred tax benefit recognized in connection with the net operating losses incurred in the quarter, while the income tax benefit in the fourth quarter of 2008 was primarily due to an increase of deferred tax assets related to accrued warranty. Under the Enterprise Income Tax Law and the various implementation rules, Tianwei Yingli was subject to an enterprise income tax rate of 0% in 2008 and 12.5% for 2009.
Net Income (Loss)
As a result of the factors discussed above, net loss1 was RMB 141.6 million (US$20.7 million) in the first quarter of 2009, compared to net income1 of RMB 82.0 million in the fourth quarter of 2008 and net income1 of RMB 220.2 million in the first quarter of 2008. Diluted loss per ordinary share and per ADS was RMB 1.11 (US$0.16) in the first quarter of 2009, compared to diluted earnings per ordinary share and per ADS of RMB 0.64 in the fourth quarter of 2008.
On an adjusted non-GAAP basis, which excludes share-based compensation, accretion of the non-cash interest expense resulting from the derivative liability bifurcated from our convertible notes issued in January 2009 and from the equity component bifurcated from our convertible notes issued in December 2007 upon the adoption of FSP APB14-1, respectively, and the subsequent change in the fair value of the derivative liability and amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Tianwei Yingli, an operating subsidiary of the Company, adjusted non-GAAP net loss1 was RMB 77.1 million (US$11.3 million) in the first quarter of 2009, compared to adjusted non-GAAP net income1 of RMB 111.4 million in the fourth quarter of 2008. Adjusted non-GAAP diluted loss per ordinary share and per ADS was RMB 0.61 (US$0.09) in the first quarter of 2009, compared to adjusted non-GAAP diluted earnings per ordinary share and per ADS of RMB 0.86 in the fourth quarter of 2008.

4	Our previously reported unaudited fourth quarter 2008 financial results have been revised to reflect a decrease in the income tax benefit from RMB 17 million to RMB 3 million due to a revised calculation of deferred taxes resulting from a change in the enacted income tax rate from 15% to 25% for calendar years starting from 2012 in respect of Tianwei Yingli. Further, our previously reported unaudited financial results as of December 31, 2008 have been revised to reflect an increase in deferred tax asset of RMB 10 million and an increase in deferred tax liability of RMB 24 million accordingly. We have also made certain reclassification of deferred taxes between current and non current.

Balance Sheet Analysis
As of March 31, 2009, Yingli Green Energy had RMB 1,059.7 million (US$155.1 million) in cash and RMB 2,780.4 million (US$406.9 million) in working capital, compared to RMB 1,108.9 million in cash and RMB 3,231.7 million in working capital as of December 31, 2008. Prepayment to suppliers decreased from RMB 774.0 million as of December 31, 2008 to RMB 453.1 million (US$66.3 million) as of March 31, 2009 as a result of utilization of prepayments in the previous quarter and favorable changes to the payment schedules for polysilicon procurement. Long-term bank borrowings increased to RMB 1,172.4 million (US$171.6 million) as of March 31, 2009 from RMB 663.0 million as of December 31, 2008 and short-term borrowings increased to RMB 2,601.9 million (US$380.8 million) as of March 31, 2009 from RMB 2,044.2 million as of December 31, 2008. As of the date of this press release, the Company had approximately RMB 6,405 million in authorized lines of credit, of which RMB 4,683 million had been utilized.
Note Regarding Senior Secured Convertible Notes due 2012 Issued to Trustbridge Partners
Yingli Green Energy entered into a note purchase agreement with Trustbridge, an affiliate of Gold Sight International Limited (“Gold Sight”), the former minority shareholder of Cyber Power, for up to US$50.0 million in Notes, US$20.0 million of which has been issued, to fund the acquisition of Cyber Power Group Limited (“Cyber Power”). In January 2009, the Company issued the first tranche of the Notes in the principal amount of US$20.0 million, In the first quarter of 2009, the Company recorded an interest expense and a derivative liability loss relating to the first tranche of the Notes in the principal amount of US$20.0 million. The interest expense is amortized over the term of the Notes. Such interest expense and derivative liability are non-cash charges and will not impact our cash flow. If the conversion price of the Notes remains substantially below the market price at the time of the issuance of the remaining Notes, the Company will be required to account for the difference as an interest expense, which would have a material adverse effect on our results for the relevant period. In addition, the Company will be required to account for any derivative liability gain or loss relating to the outstanding Notes, which would also have a material effect on our results for the relevant period.
First Quarter 2009 and Recent Business Highlights
Sales
•	Yingli Green Energy entered into a sales contract with GOLDBECK Solar GmbH, under which Yingli Green Energy is expected to supply a minimum of 15 MW and potentially up to 58 MW of PV modules to GOLDBECK Solar in 2009.
•	Yingli Green Energy entered into a three-year exclusive supplier framework agreement with AES Solar Energy Ltd, a leading global developer, owner and operator of utility-scale solar plants, for its solar projects in major PV markets.
Financing
•	Three of Yingli Green Energy’s PRC subsidiaries received new short-term loans totaling RMB 420 million from domestic banks and Baoding Yingli Group Company Limited (“Yingli Group”), an affiliate of the Company.
•	Yingli Group entered into a strategic cooperation agreement with the Hebei Branch of Bank of China, under which the Bank of China expects to grant, subject to internal procedures to be conducted in accordance with the bank’s risk management and operational regulations, credit facilities in a maximum amount of RMB 6 billion to entities affiliated with Yingli Group, including three PRC subsidiaries of Yingli Green Energy.
•	Yingli Green Energy drew down the US$50 million under the three-year loan facility provided by a fund managed by Asia Debt Management Hong Kong Limited (“ADM Capital”).
•	Yingli Green Energy renewed and enlarged credit lines in an aggregate amount of RMB 1.1 billion with the Export-Import Bank of China, a government policy bank of China’s central government.
Others
•	The Chief Financial Officer Mr. Zongwei Li was appointed to the Company’s board of directors and Professor Ming Huang to the board’s audit committee; and Mr. George Jian Chuang resigned from the Company’s board.
•	Yingli Green Energy became the first China-based company to join PV CYCLE, a Brussels-based organization that promotes voluntary take-back and recycling of end-of-life PV modules.
Business Outlook for Full Year 2009
Based on current market and operating conditions, estimated production capacity and forecasted customer demand, as well as current exchange rates for the U.S. dollar, Euro and Renminbi, the Company is updating its PV module shipment target to be in the estimated range of 450 MW to 500 MW for fiscal year 2009, which represents an increase of 59.9 % to 77.6 % compared to fiscal year 2008, subject to, among other factors, the successful installation and ramp-up of the Company’s additional 200 MW planned expansion in the third quarter of 2009.
In addition, after taking into consideration the negative impact of expected decreases in the average selling price of PV modules and further depreciation of the Euro against the U.S. dollar, the Company currently expects that its gross margin target for fiscal year 2009 to be in the estimated range of 23 % to 25%.
Non-GAAP Financial Measures
To supplement the financial measures calculated in accordance with generally accepted accounting principals in the United States, or GAAP, this press release includes certain non-GAAP financial measures of adjusted net income (loss)1 and adjusted diluted earnings (loss) per ordinary share and per ADS, each of which is adjusted to exclude items related to share-based compensation, accretion of the non-cash interest expense resulting from the derivative liability bifurcated from our convertible notes issued in January 2009 and from the equity component bifurcated from our convertible notes issued in December 2007 upon the adoption of FSP APB14-1, respectively, and the subsequent change in the fair value of the derivative liability and amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Tianwei Yingli, an operating subsidiary of the Company. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such items are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.
Currency Convenience Translation
Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB 6.8329 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of March 31, 2009. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate. The percentages stated in this earnings release are calculated based on Renminbi.
Conference Call
Yingli Green Energy will host a conference call and live webcast to discuss the results at 8:00 AM Eastern Daylight Time (EDT) on Friday, May 22, 2009, which corresponds to 8:00 PM Beijing/Hong Kong time the same day.
The dial-in details for the live conference call are as follows:
•	U.S. Toll Free Number: +1-800-510-0219
•	International dial-in number: +1-617-614-3451
•	Passcode: 63021236
A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy’s website at www.yinglisolar.com. A replay will be available shortly after the call on Yingli Green Energy’s website for 90 days.
A replay of the conference call will be available until June 5, 2009 by dialing:
•	U.S. Toll Free Number: +1-888-286-8010
•	International dial-in number: +1-617-801-6888
•	Passcode: 95235763
About Yingli Green Energy
Yingli Green Energy Holding Company Limited (NYSE: YGE) is one of the world’s leading vertically integrated PV product manufacturers. Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or operate on a stand-alone basis. Based in Baoding, China, Yingli Green Energy sells its PV modules to system integrators and distributors located in various markets around the world, including Germany, Spain,

Italy, South Korea, Belgium, France, China and the United States. For more information, please visit www.yinglisolar.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
In China:
Qing Miao
Director, Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86-312-3100-502
Email: ir@yinglisolar.com
Courtney Shike
Brunswick Group LLC
Tel: +86-10-6566-2256
Email: yingli@brunswickgroup.com
In the United States:
Katie Cralle
Brunswick Group LLC
Tel: +1-212-333-3810
Email: kcralle@brunswickgroup.com

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	December 31, 2008	March 31, 2009
	(As adjusted)[1]
	RMB	RMB	US$
ASSETS
Current assets:
Cash and restricted cash	1,218,148	1,362,355	199,382
Accounts receivable, net	1,464,973	1,899,735	278,028
Inventories	2,040,731	2,355,364	344,709
Prepayments to suppliers	774,014	453,124	66,315
Prepaid expenses and other current assets	563,267	524,061	76,696

Total current assets	6,061,133	6,594,639	965,130

Prepayments to supplier	674,164	628,413	91,969
Property, plant and equipment, net	3,385,682	4,414,888	646,122
Land use rights	63,022	270,100	39,529
Goodwill and intangible assets, net	666,429	651,248	95,311
Investment in and advances to an affiliate	192,537	21,128	3,092
Long-term other assets	24,829	23,695	3,468

Total assets	11,067,796	12,604,111	1,844,621

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings, including current portion of long-term bank borrowings	2,044,200	2,601,915	380,792
Accounts payable	628,903	914,022	133,768
Other current liabilities and accrued expenses	84,563	128,720	18,838
Advances from customers	51,933	54,883	8,032
Dividend payable	10,956	10,956	1,604
Other amounts due to related parties	8,864	103,719	15,179

Total current liabilities	2,829,419	3,814,215	558,213

Deferred income taxes	59,300	52,427	7,673
Deferred income	14,346	12,864	1,883
Convertible senior notes	1,214,814	1,300,125	190,274
Long-term bank borrowings, excluding current portion	662,956	1,172,432	171,586
Embedded derivative liability	—	108,914	15,940
Accrued warranty cost, excluding current portion	114,691	123,648	18,096

Total liabilities	4,895,526	6,584,625	963,665

Shareholders’ equity:
Ordinary shares	9,922	9,958	1,457
Additional paid-in capital	3,724,358	3,743,441	547,856
Accumulated other comprehensive income	31,206	22,973	3,362
Retained earnings	1,011,633	870,068	127,335

Total Yingli Green Energy shareholders’ equity	4,777,119	4,646,440	680,010

Noncontrolling interests	1,395,151	1,373,046	200,946

Total shareholders’ equity	6,172,270	6,019,486	880,956

Total liabilities and shareholders’ equity	11,067,796	12,604,111	1,844,621

(1)	Reflects retrospective application of SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No.51.” and retrospective application of FSP APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion (Including Partial Cash Settlement).”

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Operations
(In thousands, except for share, ADS, per share and per ADS data)

	Three months ended
	March 31, 2008	December 31, 2008	March 31, 2009
	(As adjusted)[1]	(As adjusted)[1]
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	1,572,256	1,716,180	998,009	146,059
Sales of PV systems	547	19,940	4	1
Other revenues	22,242	25,079	1,886	276

Total net revenues	1,595,045	1,761,199	999,899	146,336
Cost of revenues:
Cost of PV modules sales	(1,183,318)	(1,503,267)	(844,706)	(123,623)
Cost of PV systems sales	(270)	(14,145)	(16)	(2)
Cost of other revenues	(19,189)	(10,853)	(2,690)	(394)

Total cost of revenues	(1,202,777)	(1,528,265)	(847,412)	(124,019)

Gross profit	392,268	232,934	152,487	22,317
Selling expenses	(36,515)	(35,514)	(30,881)	(4,520)
General and administrative expenses	(64,492)	(76,381)	(75,470)	(11,045)
Research and development expenses	(8,598)	(23,243)	(25,756)	(3,769)

Total operating expenses	(109,605)	(135,138)	(132,107)	(19,334)

Income from operations	282,663	97,796	20,380	2,983
Other income (expense):
Interest expense	(37,698)	(51,658)	(79,005)	(11,563)
Interest income	5,191	3,747	1,352	198
Foreign currency exchange gain (loss)	66,316	68,664	(93,635)	(13,704)
Other income (expense)	2,037	414	(23,123)	(3,384)

Income (loss) before income taxes	318,509	118,963	(174,031)	(25,470)
Income tax benefit	652	3,051	12,989	1,901

Net income (loss)	319,161	122,014	(161,042)	(23,569)
Less: earnings (losses) attributable to the noncontrolling interests	(98,948)	(39,976)	19,477	2,851

Net income (loss) attributable to Yingli Green Energy	220,213	82,038	(141,565)	(20,718)

Weighted average shares and ADSs outstanding
Basic	127,336,911	127,447,821	127,864,391	127,864,391
Diluted	129,576,705	128,119,081	127,864,391	127,864,391

Earnings (loss) per share and per ADS
Basic	1.73	0.64	(1.11)	(0.16)
Diluted	1.70	0.64	(1.11)	(0.16)
Reconciliation of Non-GAAP measures to GAAP measures

	Three months ended
	March 31, 2008	December 31, 2008	March 31, 2009
	RMB	RMB	RMB	US$
Non-GAAP income (loss) attributable to Yingli Green Energy	246,210	111,385	(77,116)	(11,286)
Share-based compensation attributable to Yingli Green Energy	(9,449)	(12,880)	(15,352)	(2,247)
Amortization of intangible assets attributable to Yingli Green Energy	(13,213)	(13,286)	(15,191)	(2,223)
Loss on embedded derivative liability attributable to Yingli Green Energy	—	—	(27,100)	(3,966)
Non-cash interest expenses attributable to Yingli Green Energy	(3,335)	(3,181)	(6,806)	(996)

Net income (loss) attributable to Yingli Green Energy	220,213	82,038	(141,565)	(20,718)

Non-GAAP diluted earnings (loss) per share and per ADS	1.90	0.86	(0.61)	(0.09)
Share-based compensation per share and per ADS	(0.07)	(0.10)	(0.12)	(0.02)
Amortization of intangible assets per share and per ADS	(0.10)	(0.10)	(0.12)	(0.02)
Loss on embedded derivative liability per share and per ADS	—	—	(0.21)	(0.03)
Non-cash interest expenses per share and per ADS	(0.03)	(0.02)	(0.05)	(0.00)

Diluted earnings (loss) per share and per ADS	1.70	0.64	(1.11)	(0.16)

(1)	Reflects retrospective application of SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No.51.” and retrospective application of FSP APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion (Including Partial Cash Settlement).”